QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Cascades Inc.

Statement Re: Computation of Ratios

(dollars in millions)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings
Income from operations before taxes	$97	$148	$205	$64	$20
Plus fixed charges	93	90	79	92	92
Plus amortization of capitalized interest	2	2	2	—	—

Earnings	$192	$240	$286	$156	$112

Fixed Charges:
Interest expense, including amortization of debt issue costs	$86	$83	$69	$80	$76
Capitalized interests	2	—	1	—	1
Estimated interest factor of rental expense	5	7	9	12	15

Fixed Charges	$93	$90	$79	$92	$92
Ratio of Earnings to Fixed Charges(1)	2.06	2.67	3.62	1.70	1.22

(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

QuickLinks

Cascades Inc. Statement Re: Computation of Ratios (dollars in millions)